UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-15643

                             CUSIP Number: 456781103

(Check One): [_] Form 10-K   [_] Form 20-F   [_] Form 11-K    [X] Form 10-QSB
             [_] Form N-SAR  [_] Form N-CSR

                      For Period Ended: September 30, 2006

      [_]   Transition Report on Form 10-K

      [_]   Transition Report on Form 20-F

      [_]   Transition Report on Form 11-K

      [_]   Transition Report on Form 10-Q

      [_]   Transition Report on Form N-SAR

      For the Transition Period Ended: ________________________

      Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

INFOSMART GROUP, INC.
--------------------------------------------------------------------------------
Full name of registrant:


CYBER MERCHANTS EXCHANGE, INC.
--------------------------------------------------------------------------------
Former name if applicable:

5th Floor, QPL Industrial Building, 126-140 Texaco Road,
--------------------------------------------------------------------------------
Address of principal executive office (Street and number):

Tsuen Wan, Hong Kong
--------------------------------------------------------------------------------
City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

.............. ..... ............................................................
           |  (a)   The reasons described in reasonable detail in Part III of
           |        this form could not be eliminated without unreasonable
           |        effort or expense;
           |
.............. ..... ............................................................
           |  (b)   The subject annual report, semi-annual report, transition
           |        report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
           |        portion thereof, will be filed on or before the fifteenth
  [ X ]    |        calendar day following the prescribed due date; or the
           |        subject quarterly report or transition report on
           |        Form 10-QSB, or portion thereof will be filed on
           |        or before the fifth calendar day following the prescribed
           |        due date; and
.............. ..... ............................................................
           |  (c)   The accountant's statement or other exhibit required by
           |        Rule 12b-25(c) has been attached if applicable.
.............. ..... ............................................................


PART III -- NARRATIVE

      State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant has experienced a delay in completing the information necessary for inclusion in its September 30, 2006 Form 10-QSB Quarterly Report. The Registrant expects to file its Form 10-QSB Quarterly Report within the allotted extension period.

      PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Kevin K. Leung, Esq.           (310)                208-1182
         ---------------------------     -----------  --------------------------
                  (Name)                 (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As we previously reported in our Current Report on Form 8-K filed on August 24, 2006, effective on August 16, 2006, the Registrant completed a share exchange transaction (the "Share Exchange") with Infosmart Group Limited ("Infosmart") and its shareholders which resulted in a change in control of the Registrant and which completely changed the Registrant's operations from the corresponding period for the last fiscal year. Although the Registrant was the surviving legal entity in the Share Exchange, the transaction is accounted for as a reverse acquisition with Infosmart deemed as the accounting acquirer. Under the purchase method of accounting, Infosmart's historical results will be carried forward and the Registrant's operations will be included in the financial statements commencing on the effective date of the Share Exchange. Accordingly, the amounts of revenue, net profit, assets, liabilities and shareholder's equity will differ significantly from that reported in the previous year's Form 10-QSB that was filed for the corresponding fiscal quarter in 2005 as a result of such reverse acquisition accounting. The Registrant is unable to provide an accurate quantitative estimate of the results for the quarters ended September 30, 2006 and 2005, as it has not yet completed the information necessary to provide such an estimate. However, the Registrant expects to file its Form 10-QSB Quarterly Report with such results within the allotted extension period.

                            [Signature page follows.]

                              INFOSMART GROUP, INC.
            ---------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 2006         By: /s/ Chung Kwok
                                    -------------------------------------
                                    Chung Kwok
                                    Chief Executive Officer